UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Solar EnerTech Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    834156101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 19, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_| Rule 13d-1(b)

            |X| Rule 13d-1(c)

            |_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP NO. 834156101
-------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Jack Shijian Yin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     People Republic of China
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    11,100,000 (1)
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,100,000 (1)
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,100,000 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.09% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN (Individual)
--------------------------------------------------------------------------------

(1) Represents 11,100,000 shares of Common Stock held directly by Jack Shijian Yin.

(2) Calculations are based on 111,906,710 shares of the Issuer's Common Stock outstanding as of August 1, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2008, plus 25,250,000 shares of Common Stock issued by the Issuer on August 19, 2008, as reported in the Form 8-K Current Report filed by the Issuer on August 19, 2008.


                               (Page 2 of 5 Pages)

Introductory Note: This statement on Schedule 13G is filed by the undersigned Reporting Person (as defined in Item 2(a) below).

Item 1.

         (a).     Name of Issuer:

                  Solar EnerTech Corp.

         (b).     Address of Issuer's Principal Executive Offices:

                  1600 Adams Drive
                  Menlo Park, CA 94025

Item 2.

         (a).     Name of Person Filing:

                  This statement is being filed by:  Jack Shijian Yin.

         (b).     Address of Principal Business Office or, if None, Residence:

                  The business address of the Reporting Person is: 1600 Adams Drive, Menlo Park, CA 94025.

         (c).     Citizenship:

                  Jack Shijian Yin is a citizen of the People Republic of China.

         (d).     Title of Class of Securities:

                  Common Stock, par value $0.001 per share.

         (e).     CUSIP Number:

                  834156101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      |_| Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o);

         (b)      |_| Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

         (c)      |_| Insurance company as defined in Section 3(a)(19) of
                      the Act (15 U.S.C. 78c);

         (d)      |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C.80a-8);

         (e)      |_| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

         (f)      |_| An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      |_| A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C.1813);

         (i)      |_| A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.


                               (Page 3 of 5 Pages)

Item 4.           Ownership.

         (a)      Amount beneficially owned:

                  Jack Shijian Yin:         11,100,000 (1)

         (b)      Percent of class:

                  Jack Shijian Yin:         8.09% (2)

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           Jack Shijian Yin:         11,100,000 (1)

                  (ii)     Shared power to vote or to direct the vote:

                           n/a

                  (iii) Sole power to dispose or to direct the disposition of:

                           Jack Shijian Yin:         11,100,000 (1)

                  (iv) shared power to dispose or to direct the disposition of:

                           n/a

      (1) Represents 11,100,000 shares of Common Stock held directly by Jack Shijian Yin.

      (2) Calculations are based on 111,906,710 shares of the Issuer's Common Stock outstanding as of August 1, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2008, plus 25,250,000 shares of Common Stock issued by the Issuer on August 19, 2008, as reported in the Form 8-K Current Report filed by the Issuer on August 19, 2008.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               (Page 4 of 5 Pages)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 29, 2008

                                                     Jack Shijian Yin


                                                     /s/ Jack Shijian Yin
                                                     --------------------


                               (Page 5 of 5 Pages)